FHN FINANCIAL SECURITIES CORP.
(A Wholly Owned Subsidiary of
First Horizon Bank)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51393

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FHN Financial Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Ridgeway Loop Rd, Ste 200
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald A Ritcheson	901-435-8014	don.ritcheson@fhnfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

6070 Poplar Ave, Ste 450	Memphis	TN	38119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald A Ritcheson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FHN Financial Securities Corp., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BEVERLY R. TILLMAN
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature: [signature]

Title: Chief Financial Officer

Beverly R. Tillman August 3, 2025
Notary Public Expiration Date

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
FHN Financial Securities Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FHN Financial Securities Corp. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

Memphis, Tennessee
February 27, 2025

FHN FINANCIAL SECURITIES CORP.
(A Wholly Owned Subsidiary of
First Horizon Bank)

Statement of Financial Condition

December 31, 2024

CONFIDENTIAL

Assets

Cash and cash equivalents	$	107,419
Cash segregated for regulatory purposes		3,000,000
Securities owned, at fair value		274,869,401
Securities purchased under agreements to resell		119,410,616
Securities borrowed		104,731,380
Receivable from customers		3,254,559
Receivable from brokers and dealers		387,456
Receivable from clearing organizations		6,910,727
Deferred tax asset, net		25,014
Accrued interest receivable		3,087,495
Other assets		2,126,781
Total assets	$	517,910,848

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at fair value	$	219,637,553
Payable to customers		49,230
Payable to brokers and dealers		6,132,158
Payable to clearing organizations		101,142
Payable to affiliate, net		655,956
Accrued interest payable		2,213,167
Accrued compensation and benefits		3,195,176
Other accrued expenses		340,688
Bank loan payable to affiliate		122,145,945
Long-term secured borrowing		1,668,460
Total liabilities		356,139,475
Commitments and contingencies (see note 12)		—
Stockholder's equity:		
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		118,606,647
Retained earnings		45,078,933
Accumulated other comprehensive loss, net		(1,915,207)
Total stockholder's equity		161,771,373
Total liabilities and stockholder's equity	$	517,910,848

See accompanying notes to the financial statement.

FHN FINANCIAL SECURITIES CORP.

(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to the Financial Statement

December 31, 2024

CONFIDENTIAL

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FHN Financial Securities Corp. (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including corporate and municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company is also permitted to engage in investment banking services. The Company was capitalized on January 19, 1999 as, and continues to be, a wholly owned subsidiary of First Horizon Bank (FHB), which is a wholly owned subsidiary of First Horizon Corporation (FHC or Parent).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and various state agencies and is a member of the Municipal Securities Rulemaking Board (MSRB). As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a bank holding company, the Company is also subject to oversight by the Federal Reserve.

The Company is a self-clearing broker/dealer and transacts business with non-broker/dealer customers in delivery versus payment/receipt versus payment accounts, but does not custody funds or securities on behalf of such customers.

(b) Use of Estimates

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements and income taxes. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents and Cash Segregated for Regulatory Purposes

Cash and cash equivalents as presented in the statement of financial condition include cash on hand and due from banks and exclude cash segregated for regulatory purposes. The Company

FHN FINANCIAL SECURITIES CORP.

(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to the Financial Statement

December 31, 2024

CONFIDENTIAL

segregates cash for regulatory purposes which includes cash on deposit in a special bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3.

(d)   *Securities Purchased Under Agreements to Resell, Securities Sold Under Agreements to Repurchase and Securities Borrowed*

The Company purchases short-term securities under agreements to resell which are accounted for as collateralized financings. Securities delivered under these transactions are delivered to the Company's custody account at the Federal Reserve Board. Securities sold under agreements to repurchase are secured borrowings which are accounted for as collateralized financings. Securities purchased under agreements to resell and securities sold under agreements to repurchase consist primarily of U.S. government securities.

The Company utilizes securities borrowing arrangements as part of its trading operations. Securities borrowing transactions generally require the Company to deposit cash with the securities lender. The amount of cash advanced is recorded within Securities Borrowed in the statement of financial condition. These transactions are not considered purchases and the securities borrowed are not recognized by the Company. The Company does not conduct securities lending transactions. Securities borrowed consist primarily of corporate bonds.

Collateral is valued daily and the Company may require counterparties to deposit additional securities or cash as collateral, or the Company may return cash or securities previously pledged by counterparties, or the Company may be required to post additional securities or cash as collateral, based on the contractual requirements for these transactions.

Securities purchased under agreements to resell and securities borrowing arrangements are evaluated for credit risk each reporting period. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses.

(e)   *Furniture, Fixtures, and Equipment, net*

Furniture, fixtures, and equipment consist of, office furniture and fixtures, computer equipment, and other electronic data processing equipment. The net book value of furniture, fixtures and equipment is zero as of December 31, 2024.

(f)   *Securities Transactions*

Securities transactions are recorded on a trade date basis, as if they had settled.

Securities owned and securities sold, not yet purchased are recorded at fair value.

(g)   *Derivative Instruments*

The Company buys and sells securities for resale to customers. When these securities settle on a delayed basis, they are considered forward contracts as free-standing derivative instruments. For these free-standing derivative instruments, they are recorded in securities owned, at fair

FHN FINANCIAL SECURITIES CORP.

(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to the Financial Statement

December 31, 2024

CONFIDENTIAL

value, and securities sold, not yet purchased, at fair value. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivative as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies, including recent transactions, quoted prices and reference to prices for similar securities. Credit risk related to these transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures.

(h) *Subsequent Events*

In connection with the preparation of the financial statement and in accordance with Accounting Standards Codification ("ASC") 855, *Subsequent Events*, the Company has evaluated subsequent events through February 27, 2025, which was the date the financial statement was available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statement or disclosure in the notes to the financial statement.

(i) *Business Segments*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services as described in Note 1. The Company's Chief Operating Decision Maker ("CODM") is the Company President. The CODM uses net income to evaluate performance for the purpose of allocating resources. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a single-operating segment entity, the measure of segment assets is presented on the statement of financial condition as total assets. Expenditures for long-lived assets are not significant.

(2) Income Taxes

The Company is included in the consolidated tax return of FHC. Income taxes are calculated by using a "separate return" method. Under this method, the Company provides for taxes as if a separate return is filed with the tax authority, thereby paying the applicable tax to or receiving the appropriate refund from FHC pursuant to a tax-sharing agreement. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. The Company provides for deferred taxes on temporary differences and on any carryforwards that could be claimed on a hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

As of December 31, 2024, $38,243 was due to FHC for current federal income taxes and $245,253 was due to FHC for current state income taxes, both amounts are components of Payable to affiliate, net in the Company's statement of financial condition.

FHN FINANCIAL SECURITIES CORP.
(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to the Financial Statement

December 31, 2024

CONFIDENTIAL

The components of deferred income taxes in the accompanying statement of financial condition at December 31, 2024 are as follows:

Deferred tax assets:		
Deferred tax on minimum pension liability	$	636,105
Other		12
Gross deferred tax assets		636,117
Deferred tax liabilities:		
Employee benefits		519,096
Prepaid expenses		92,007
Gross deferred tax liabilities		611,103
Net deferred tax asset	$	25,014

A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. Management has concluded that the realization of the deferred tax asset is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance as of December 31, 2024.

ASC 740, *Income Taxes,* defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2024, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company is no longer subject to federal or state and local tax examinations by tax authorities for years before 2021.

(3) **Receivable from and Payable to Customers, Brokers and Dealers, and Clearing Organizations**

Receivable from and payable to customers and brokers and dealers consist primarily of securities failed to deliver, securities failed to receive, and securities transactions which have yet to reach their settlement date. The amount receivable from clearing organizations consists of receivables from and deposits with various clearing organizations. The Company's trades are cleared through a clearing organization and settled between the clearing organization or the counterparty and the Company. Because trades generally settle one day after trade date, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually

FHN FINANCIAL SECURITIES CORP.

(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to the Financial Statement

December 31, 2024

CONFIDENTIAL

reviews the credit quality of its counterparties. Amounts receivable from and payable to customers, brokers and dealers and clearing organizations at December 31, 2024 consist of the following:

	Receivable	Payable
Net pending trades receivable/payable – brokers and dealers $	—	6,132,158
Other - brokers and dealers	387,456	—
Brokers and dealers subtotal	387,456	6,132,158
Securities failed to deliver/receive – customer	3,254,559	—
Other - customer	—	49,230
Customer subtotal	3,254,559	49,230
Receivable from/payable to clearing organizations	6,910,727	101,142
Total $	10,552,742	6,282,530

(4) Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2024, securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Securities owned	Securities sold, not yet purchased
Corporate obligations $	268,037,688	103,194,022
U.S. government and agency obligations	6,625,763	116,443,531
Equity and other securities	205,950	—
Total $	274,869,401	219,637,553

(5) Fair Value of Assets and Liabilities

In accordance with ASC 820, *Fair Value Measurements and Disclosures,* the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

FHN FINANCIAL SECURITIES CORP.
(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to the Financial Statement

December 31, 2024

CONFIDENTIAL

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

Fair value of assets and liabilities measured on a recurring basis are as follows:

| | December 31, 2024 | | | |
	Total	Level 1	Level 2	Level 3
Securities owned	$ 274,869,401	—	274,869,401	—
Securities sold, not yet purchased	219,637,553	—	219,637,553	—

The Company did not fair value any assets or liabilities on a nonrecurring basis at December 31, 2024.

Level Changes in Fair Value Measurements

For the year ended December 31, 2024, there were no transfers between levels.

Other Fair Value Disclosures

The following represent financial instruments which are not carried at fair value on the statement of financial condition. If the following instruments were carried at fair value and categorized using the above fair value hierarchy, these items would be considered Level 2 for purposes of ASC 820, except for cash and cash equivalents and cash segregated for regulatory purposes, which would be considered Level 1 for purposes of ASC 820.

Short-Term Financial Instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated for regulatory purposes, repurchase agreements, reverse

FHN FINANCIAL SECURITIES CORP.

(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to the Financial Statement

December 31, 2024

CONFIDENTIAL

repurchase agreements and securities borrowed are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. See Note 6 for further information on the fair value of reverse repurchase agreements and securities borrowed.

Receivables and Other Assets: Receivables from customers, brokers and dealers and clearing organizations, other receivables and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

Payables: Payables to customers, brokers and dealers, clearing organizations, bank loan payable to affiliate and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

(6) **Securities Purchased Under Agreements to Resell, Securities Borrowed and Related Collateral Arrangements**

The Company enters into purchases of securities under agreements to resell and securities borrowed transactions, which are reflected as assets on the statement of financial condition. The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2024, securities with a fair value totaling $117,704,328 were purchased under agreements to resell at prices totaling $119,410,616; and the Company deposited cash in the amount of $104,731,380 and accepted as collateral securities with a fair value of $102,190,996 under securities borrowing arrangements. At December 31, 2024, the fair value of the above described collateral, including accrued interest, was $219,895,324, of which $215,335,076 had been repledged or sold by the Company. The collateral is primarily received from other brokers and dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position.

(7) **Securities Sold Under Agreements to Repurchase**

The Company enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. At December 31, 2024, there were no securities sold under agreements to repurchase.

(8) **Short-Term Secured Borrowing**

The Company has a line of credit with FHB, which has a maximum principal balance of $225 million as of December 31, 2024, and which is subject to annual renewal. As of December 31, 2024, the loan balance on the Company's revolving line of credit with FHB was $122,145,945. The line of credit, when extended bears interest at a variable rate, which is based on FHB's base commercial rate less 2.43% (5.07% as of December 31, 2024). Based on the terms of the related security agreement, collateral of up to 130% of the outstanding principal balance is required to be pledged. The collateral percentage may vary based on the mix of the security inventory. As of December 31, 2024, the

FHN FINANCIAL SECURITIES CORP.
(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to the Financial Statement

December 31, 2024

CONFIDENTIAL

Company had pledged corporate obligations with a market value of $150,767,452 to FHB. The line of credit was increased to $300 million on January 20, 2025 and now has a maturity date of January 20, 2026. All other terms remained the same.

The Company also has a line of credit with a third party, which has a committed balance of $50 million and an uncommitted balance of $150 million, which is subject to annual renewal. As of and during the year-ended December 31, 2024, the loan balance on the Company's revolving line of credit was zero. The line of credit, when extended, bears interest at a variable rate, which is based on the greater of (i) the upper limit of the Fed Funds target range, (ii) 1-month Term SOFR + 0.11448%, and (iii) 0.25% plus 100 basis points. The Company posts collateral of corporate bonds as security for the outstanding short-term borrowing. The line of credit has a maturity date of July 30, 2025.

(9)   Transactions with Related Parties

FHB and FHC provide the Company certain accounting, technology, administrative, audit, and legal functions for a fee payable monthly, pursuant to various administrative services agreements between the Company and FHB and FHC. In addition, the Company uses office space and furniture and fixtures of FHB.

Salaries and other compensation for certain dual-registered employees that incur time related to both Company and FHB operating activities are allocated based on established policies and procedures.

Employees of the Company participate in certain benefit programs sponsored by FHB or FHC, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FHB or FHC pension and postretirement calculations and is therefore not available.

Certain employees of the Company participate in the Equity Compensation Plan of FHC and have received restricted stock and/or restricted share units issued under this plan as part of their aggregate compensation. Unvested awards have service conditions which must be met in order for the shares/units to vest. Awards generally have service-vesting conditions, meaning that the employee must remain employed by FHN for a certain period in order for the award to vest.

Occasionally, the Company enters into fixed-income securities trades with FHB at current market value.

As of December 31, 2024, $100,000 of the Company's cash and cash equivalents is held in a noninterest bearing checking account with FHB.

As of December 31, 2024, the Company had a payable balance of $655,956 to FHB consisting of current income taxes payable, net of $283,496 and accrued compensation and other expenses payable

FHN FINANCIAL SECURITIES CORP.

(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to the Financial Statement

December 31, 2024

CONFIDENTIAL

of $372,460. There are no specific repayment terms related to this payable, but all related-party transactions are settled periodically throughout the year.

The transactions with FHB and FHC described above and the effect thereof on the accompanying financial statement may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(10) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $1,000,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements pursuant to Rule 15c3-3 of The Securities Exchange Act of 1934 (the Act), as defined. At December 31, 2024, the Company's net capital, as defined, totaled $112,682,036, which was $111,682,036 greater than its required net capital of $1,000,000.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the computation for determination of reserve requirement at December 31, 2024, no funds were required to be segregated; however, the Company chose to segregate $3,000,000 of cash for the exclusive benefit of customers.

(11) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2024 related to these indemnifications.

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker-dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract or the creditworthiness of the

FHN FINANCIAL SECURITIES CORP.

(A Wholly Owned Subsidiary of
First Horizon Bank)

Notes to the Financial Statement

December 31, 2024

CONFIDENTIAL

issuer of a security declines. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each issuer's, customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, except for the collateral arrangements described in Note 6, no additional collateral was required by the Company at December 31, 2024.

The market risk associated with trading financial instruments and commitments, the prices of which fluctuate regularly, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against the Company. Also, the Company at times receives requests for information, subpoenas, or other inquiries from federal, state and other regulators, from other government authorities, and from other parties concerning various matters relating to the Company's business. Certain matters of that sort are pending at this time, and the Company is cooperating in those matters. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims are possible but have not been brought, the Company cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. The Company establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes can be estimated, accounting guidance generally requires a liability to be established at the low end of the range. At December 31, 2024, there were no pending or threatened litigation matters as to which the Company had determined that material loss was probable and reasonably estimable or had established a material loss reserve.